1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

May 12, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Jay Williamson, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Williamson:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IS shares of the Global Franchise (“Global Franchise Portfolio”) and Multi-Asset Portfolios (“Multi-Asset Portfolio and, together with Global Franchise Portfolio, the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 138 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 12, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that all comments apply to both Portfolios unless otherwise stated.

Response 2.                               We acknowledge the comment.

COMMENTS TO THE PROSPECTUS

Comment 3.                            Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Global Franchise Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.  Please also disclose this in the Principal Investment Strategies section of the prospectus.  Further, while the Staff recognizes the three country test, it does not believe that this is, in and of itself, sufficient, and instead should be used as part of explanatory language regarding how a fund invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.  Please also revise the prospectus disclosure to discuss what it means “to invest” and how it is determined that an investment is economically tied to a particular country.

Response 3.                               We hereby confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Portfolio intends to invest its assets in investments that are economically tied to a number of countries throughout the world.  We would respectfully note that we believe that the current prospectus disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

Comment 4.                            If emerging markets investments are a principal strategy for Global Franchise Portfolio, please include disclosure regarding such investments in the principal strategy discussion for the Portfolio.

Response 4.                               We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 5.                            Please revise the disclosure such that the fee waiver for each Portfolio is reflected in the Portfolio’s Expense Example only for the one-year period it is contractually obligated to continue.

Response 5.                               The fee waiver is reflected in each Portfolio’s Expense Example for those periods for which the fee waiver is expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc. (“MSIM Inc.”), the investment adviser to the Portfolio, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Fund’s Board of Directors.

Comment 6.                            Because the Portfolios are not “New Funds,” please use actual expenses for the most recently completed fiscal year as the basis for the fee table.

Response 6.                               We respectfully acknowledge the comment; however, we would note that we believe that the Class IS shares of each Portfolio are a “New Fund” under Instruction 6 to Item 3 of Form N-1A, as the Class IS shares have not commenced operations as of the date of the registration statement and thus have no financial statements to include in the registration statement.

Comment 7.                            Please relocate the footnotes in the summary section of the prospectus to follow the Fee Table and not the Expense Example.

Response 7.                               We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 8.                            Please revise the disclosure to indicate the specific date on which each Portfolio’s fee waiver is expected to expire.

Response 8.                               We respectfully acknowledge the comment; however, we believe that the current disclosure complies with the requirements of Item 3 of Form N-1A.

Comment 9.                            With respect to Global Franchise Portfolio, please revise the disclosure to clarify the degree to which foreign currency factors into the Portfolio’s analysis of potential investments.  Please also include a discussion of foreign currency risk in Item 9 and (i) whether foreign currency exposure is used as an additional source of return, (ii) whether hedging could be too costly to undertake in connection with certain investments denominated in a foreign currency, and (iii) any other risks associated with investments denominated in foreign currency.

Response 9.                               We respectfully acknowledge the comment; however, we believe that the current disclosure appropriately addresses the manner in which the Portfolio analyzes potential investments. Additionally, we believe that the current disclosure in the section of the prospectus entitled “Portfolio Summary—Principal Risks—Foreign and Emerging Markets Securities” addresses the additional considerations and risks associated with investments in securities denominated in foreign currencies, including risks and considerations relating to hedging or not hedging such transactions.

Comment 10.                    Please remove references to Class IS from the average annual total returns table.  The disclosure is not applicable and we believe that it impairs comparability.  Alternatively, please explain how inclusion of Class IS is consistent with the instructions to Item 4 of Form N-1A.

Response 10.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Item 4 of Form N-1A, as it provides clarity that, consistent with the Instructions to Item 4, returns for a share class that has been in operation for less than a year have been deliberately omitted from the disclosure.

Comment 11.                    Please discuss supplementally (i) who developed the Multi-Asset Portfolio’s custom index, (ii) which affiliates were involved, if any, and (iii) why the index was chosen for the Portfolio.

Response 11.                        MSIM Inc. designed the customized benchmark.  To MSIM Inc.’s knowledge, there is no broad-based, commercially available index that captures the Portfolio’s multi-asset investible universe.  As a result, MSIM Inc. designed a customized index that blends the Portfolio’s asset classes in an effort to provide shareholders with a more meaningful comparison to Portfolio performance than a broad-based index reflecting only one of the Portfolio’s assets classes.  We note that the Portfolio does maintain a broad based index as a primary benchmark as required by Form N-1A.  No affiliates of the Fund other than MSIM Inc. were involved with the construction of the customized index.  One of the components of the customized index is provided by MSCI, formerly an affiliate of MSIM Inc.

Comment 12.                    With respect to Global Franchise Portfolio, there is a reference to resilient business franchises and growth potential; please consider enhancing the disclosure related to the process for identifying and analyzing these factors.  Please also explain the relevance of or remove the risk disclosure on sovereign debt and asset-backed securities.

Response 12.                        We respectfully acknowledge the comment; however, we believe that the current disclosure regarding resilient business franchise and company growth potential is appropriate.

We have revised the disclosure to remove prospectus risk disclosure with respect to asset-backed securities and sovereign debt.

Comment 13.                    Please revise the discussion of additional information and related risks to be less focused on non-principal strategies of the Fund.

Response 13.                        The disclosure has been revised accordingly.

Comment 14.                    If real estate investment trusts (“REITs”) and foreign real estate companies are not principal investments of the Global Franchise Portfolio, please remove this disclosure from the Principal Investments and Principal Risks disclosure.

Response 14.                        REITs and foreign real estate companies are not a principal investment of the Global Franchise Portfolio and the disclosure has been revised accordingly.

Comment 15.                   Please include in the prospectus financials for each Class of each Portfolio other than Class IS and please file an independent registered public accounting firm consent as an exhibit to the registration statement.

Response 15.                        We respectfully acknowledge the comment; however, we believe that the Portfolios’ current disclosure is consistent with requirements of Item 13 of Form N-1A.  A consent of the Fund’s independent registered public accounting firm will be filed as an exhibit to Post-Effective Amendment No. 138 to the Fund’s registration statement.

Comment 16.                    With respect to Multi-Asset Portfolio, please revise the Fee Table to include the acquired fund fees and expenses line item directly above the total annual portfolio operating expenses line item.

Response 16.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Item 3 of Form N-1A.

Comment 17.                    Please explain supplementally if the expenses associated with short selling have been included in the fee table for each Portfolio.  If not, please explain why such expenses were not included.

Response 17.                        Neither Portfolio incurred expenses associated with short selling during the prior fiscal year and, as such, no such expenses have been reflected in the fee table for the Portfolios.

Comment 18.                    With respect to Multi-Asset Portfolio, references are made to expressing investment themes; please consider including additional disclosure with respect to these themes and how they are developed.

Response 18.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 19.                    With respect to each Portfolio, the return after taxes on distributions is lower than the return after taxes on distributions and sale of portfolio shares for the one-year period.  Please explain.

Response 19.                        The Portfolios’ returns after taxes on distributions and sale of portfolio shares may be higher than corresponding returns after taxes on distributions due to foreign tax credits and/or an assumed benefit from capital losses that would have been realized had the portfolio shares been sold at the end of the relevant period.

Comment 20.                    With respect to Multi-Asset Portfolio, please explain how it was determined that the Bank of America/Merrill Lynch U.S. Dollar 1-Month LIBID Average Index is an appropriate broad-based measure of market performance.

Response 20.                        We believe that the Bank of America Merrill Lynch U.S. Dollar 1-Month LIBID Average Index complies with the requirements of broad-based securities market indices in Form N-1A.

Comment 21.                    Please revise the disclosure to state that investors will be provided with 60 days notice of any change of investment objective.

Response 21.                        We respectfully acknowledge the comment; however, we would note that investors are not required to receive 60 days notice of any change of investment objective and, accordingly, we decline to include such disclosure.

Comment 22.                     Please revise the Item 4 and Item 9 risk disclosure to eliminate unnecessary repetition and make more concise.

Response 22.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

Comment 23.                     Please revise the equity securities disclosure on page seven of the Global Franchise Portfolio prospectus to clarify what “other specialty securities having equity features” refers to.

Response 23.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 24.                     With respect to fundamental investment limitation seven, please consider revising the disclosure to note that the Portfolios will not concentrate in any industry or group of industries.

Response 24.                        We respectfully acknowledge the comment; however, the Portfolios’ concentration policy cannot be changed without a shareholder vote.  Further, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended and Item 16(c)(1)(iv) of Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Gladys Chang of Morgan Stanley at (212) 296-6147 (tel) or (212) 507-8213 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:	Joseph C. Benedetti
Daniel E. Burton
Gladys Chang